March 7, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	RF Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 25, 2022
File No. 333-261765

Ladies and Gentlemen:

On behalf of our client, RF Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 7, 2022, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 submitted via EDGAR on January 25, 2022.

The Company is concurrently filing via EDGAR Amendment No. 3 to Form S-1, which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1.	We note the disclosure in the legality opinion that the opinion is limited to the laws of the state of New York. We note that the opinion as it relates to the common stock should be based upon the state of incorporation, which is Delaware. Please revise the opinion to include the laws of the state of Delaware, in addition to New York.

Response: The Company acknowledges the Staff's comment and advises the Staff that it has revised Exhibit 5.1to address the Staff's comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp.